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                                                                    EXHIBIT 28.1

[Commercial BancShares, Inc. Logo]
Commercial BancShares, Inc.
415 Market St., PO Box 1427
Parkersburg, WV  26102-1427
Fax: 304-424-3144
                                                       Contact:  Larry G Johnson
                                                         Chief Financial Officer
                                                                    304-424-3131
NEWS RELEASE

                      COMMERCIAL BANCSHARES, INCORPORATED
                         ADOPTS SHAREHOLER RIGHTS PLAN

FOR IMMEDIATE RELEASE

Parkersburg, WV--August 19, 1996--The Board of Directors of Commercial BancShares, Incorporated, (AMEX: CWV) at its meeting on August 14, 1996, adopted a shareholder rights plan designed to protect Commercial shareholders from abusive takeover tactics and from attempts to acquire control of Commercial at an inadequate price.

          "Our shareholder rights plan is not being adopted in response to any specific threat to acquire control of the company, nor is the company aware of any such effort," said William E. Mildren, Jr., Chief Executive Officer. "The plan is being adopted to enhance the ability of the board to protect shareholders' interests. Well over 1,000 companies, including many bank holding companies, have adopted similar rights plans."

          "The purpose of a rights plan is not to guarantee that the company will not be acquired, but simply to persuade any large acquiror of our stock to deal with the board," Mr. Mildren continued. "The board believes that it is in the best position to advance the interests of all shareholders and to pursue and evaluate alternatives." The plan does not preclude Commercial's board of directors from considering an offer to acquire all or part of Commercial if it believes the offer to be in the best interests of Commercial's shareholders.

          The plan provides for the issuance of a right to purchase one share of a new series of preferred stock for each outstanding share of common stock. The rights will not be currently exercisable or transferable, and no separate certificates evidencing rights will be distributed unless a triggering event occurs. The rights will attach to shares of common stock outstanding on August 30, 1996, and will expire on August 30, 2006.

          The rights will be exercisable only if a person, group or other entity acquires or announces a tender offer for 10% or more of Commercial's common stock. At the discretion of the board of directors, Commercial will be entitled to redeem the rights at

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any time before announcement that a 10% position has been acquired, and for 10 days after the announcement, unless such period has been extended by the board of directors.

          If the rights have not been redeemed and any person, group or entity purchases 20% or more of Commercial's common stock, each right will entitle the holder, except the acquiring person, group, or entity, upon payment of the exercise price, to acquire common stock having a value equal to twice the right's exercise price. Also, if Commercial were acquired in a merger or other business combination by such persons, group or entity, or if 50% of its earning power or assets were sold in one transaction or series of transactions, each right would entitle the holder, except the acquiring person, group or entity, to purchase securities of the surviving company having a market value equal to twice the right's exercise price. This is the feature of the plan that is expected to deter hostile takeover attempts.

          Details of the plan are contained in a letter that will be mailed to all Commercial shareholders on September 13.

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